UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT of 1934

COMCAST CORPORATION

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2008.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission file number 001-32871

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Comcast Corporation

One Comcast Center

Philadelphia, PA 19103-2838

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

Financial Statements as of

December 31, 2008 and 2007 and for

the Year Ended December 31, 2008;

Supplemental Schedule as of December 31, 2008;

and Report of Independent Registered Public

Accounting Firm

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Comcast Corporation Retirement-Investment Plan

Philadelphia, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Comcast Corporation Retirement-Investment Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the Plan’s financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 (Schedule H - Line 4i) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects, in relation to the financial statements taken as a whole.

/s/ MITCHELL & TITUS, LLP

Philadelphia, PA

June 26, 2009

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 AND 2007

(Thousands of Dollars)

	December 31,
	2008	2007
ASSETS:
Cash	$697	$56
Investments, at fair value	1,995,491	2,413,551
Loans receivable from participants	87,930	78,461

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,084,118	2,492,068

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	9,618	(978)

NET ASSETS AVAILABLE FOR BENEFITS	$2,093,736	$2,491,090

See notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2008

(Thousands of Dollars)

Year Ended December 31, 2008
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment interest and dividends	$83,293

Contributions:
Participant	226,961
Employer	175,144
Rollover	23,108
Merged plans	4,115

429,328

Total additions	512,621

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Net depreciation in fair value of investments	721,668
Benefits paid to participants or beneficiaries	188,307

Total deductions	909,975

Net decrease	(397,354)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,491,090

End of year	$2,093,736

See notes to financial statements.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008 and 2007

1.	PLAN DESCRIPTION

General

The following description of the Comcast Corporation Retirement-Investment Plan (the “Plan”) provides only general information. Plan participants should refer to the Plan document and applicable amendments for a more complete description of the Plan’s provisions. Copies of these documents are available from the Plan Administrator, Comcast Corporation (“Comcast”, the “Company” or the “Plan Administrator”). Generally, all costs associated with administering the Plan are paid by the Plan Administrator.

The Plan is a defined contribution plan qualified under Internal Revenue Code (the “Code”) Sections 401(a), 401(k) and 401(m). The original Plan has been amended and restated to reflect mergers of other plans with and into the Plan and to make certain other technical, compliance and design changes. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employees become eligible to participate in the Plan in the first month after completion of three months of service and shall be automatically enrolled in the Plan at a contribution rate equal to two percent of eligible compensation on a pre-tax basis unless they opt out of participation. Automatically-enrolled participants may thereafter increase or decrease their contribution. The maximum amount of eligible compensation that may be deferred is 50%, subject to certain limits imposed by the Code. The Company matches 100% of the participant’s contribution up to 6% of the participant’s eligible compensation for such payroll period. Rollover contributions represent participant assets transferred to the Plan from other qualified retirement plans. Contributions from merged plans represent assets from other qualified retirement plans that have been transferred to the Plan in their entirety.

Each participant has at all times a 100% nonforfeitable interest in the participant’s contributions and earnings attributable thereto. Company matching contributions for Plan years beginning after December 31, 2000 are fully and immediately vested. Company matching contributions for Plan years ended on or prior to December 31, 2000 vested according to years of service.

Each participant has the right, in accordance with the provisions of the Plan, to direct the investment by the Trustee of the Plan of all amounts allocated to the separate accounts of the participant under the Plan among any one or more of the investment fund options. The Trustee pays benefits and expenses upon the written direction of the Plan Administrator.

Amounts contributed by the Company which are forfeited by participants as a result of the participants’ separation from service prior to becoming 100% vested shall be used to reduce the Company’s required contributions. Pending application of the forfeitures, the Company may direct the Trustee to hold the forfeitures in cash or under investment in a suspense account. If the Plan should terminate with any forfeitures not applied against Company contributions, they will be allocated to then current participants in the proportion that each participant’s eligible compensation for that Plan year bears to the eligible compensation for all such participants for the Plan year. Forfeitures used for the years ended December 31, 2008 and 2007 amounted to $62,365 and $73,554, respectively. Outstanding forfeitures not yet applied against Company contributions at December 31, 2008 and 2007 were $477,203 and $101,100, respectively.

Any participant who has a separation from service for any reason shall be entitled to receive his/her vested account balance. Upon death, disability or attainment of age 65, a participant’s account becomes fully vested in all Company contributions regardless of the participant’s years of service. Generally, distribution will start no later than 60 days after the close of the Plan year in which the participant’s separation from service occurs, subject to certain deferral rights under the Plan. The distribution alternatives permitted are a lump sum payment, annual or quarterly installments, a rollover into another qualified plan, or any combination of the foregoing.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each affected participant’s account balance will become fully vested.

Trustee

Fidelity Management Trust Company is the appointed Trustee of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are presented using the accrual basis of accounting. Investments in mutual funds and the Comcast Corporation Stock Fund are carried at fair value. Fair value is determined by the last sale or closing price as of the last trading day of the Plan year for investments in securities traded on a securities exchange or the Nasdaq National Market. Investment contracts, which are included in the Comcast Stable Value Fund, are fully benefit-responsive and are carried at contract value.

As described in Financial Accounting Standards Board (“FASB”) Staff Position FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts, such as those included in the Comcast Stable Value Fund, are required to be reported at fair value. However, contract value is the relevant measure of fully benefit-responsive investment contracts since that is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits present investments at fair value as well as an additional line item showing the adjustment of fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis and is not affected by the FSP.

Loans receivable from participants are valued at cost which approximates fair value.

Effective January 1, 2008, the Plan adopted the provisions of Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” (“SFAS No. 157”). See Note 4 for further details regarding the adoption of this standard.

Net unrealized appreciation or depreciation in the financial statements reflects changes in fair value of investments held at year end, while net realized gains and losses associated with the disposition of investments are recorded as of the trade date and calculated based on fair value as of such date. Benefits are recorded when paid.

Investment securities are exposed to various risks, such as interest rate, market and credit risks. During the year ended December 31, 2008, a significant decline in the fair value of investments occurred due to a significant amount of market volatility that was, in part, a result of a general decline in global economic conditions. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.	INVESTMENTS

The fair market value of investments held by the Plan representing 5% or more of the Plan’s assets are identified below (in thousands).

	December 31,
	2008	2007
Mutual Funds
Dodge and Cox Balanced Fund	$126,358	$189,914
Fidelity Diversified International Fund	125,127	227,040
Spartan US Equity Index Fund	113,454	181,235
TRP Blue Chip Growth Fund	122,964	211,328

	December 31,
	2008	2007
Comcast Corporation Stock Fund
Class A Common Stock	152,709	149,700

Comcast Stable Value Fund
State Street Bank and Trust Company Boston	130,149
JP Morgan Chase	130,149
CDC Financial Products	130,135
AIG Financial Products Corp.	130,136

During 2008, the Plan’s investments, including investments purchased and sold, as well as held during the year, depreciated in fair value as follows (in thousands):

Net Realized And Unrealized Depreciation in Fair Value of Investments
Mutual Funds	$(705,467)
Common Stock	(16,201)

$(721,668)

As described in Note 2, included in the Comcast Stable Value Fund are fully benefit-responsive investment contracts, which are carried at contract value. The rate at which interest is credited to the Plan is that determined under the contract, consistent with reflecting participant balances at contract value as opposed to the market value of the underlying assets. Interest rates are reset quarterly by the issuers of the investment contracts.

The average yield of investment contracts held as of December 31, 2008 and 2007 was 3.75% and 4.98%, respectively. When adjusted to reflect the actual interest credited to the Plan, the average yield of investment contracts held as of December 31, 2008 and 2007 was 3.74% and 4.56%, respectively.

The following table summarizes the adjustments from fair value to contract value related to the fully benefit-responsive investment contracts included in the Comcast Stable Value Fund:

	2008 Credit Rating	2008	2007
State Street Bank and Trust Company Boston	AA	$2,404	$(244)
JP Morgan Chase	AA-	2,404	(245)
CDC Financial Products	A+	2,405	(245)
AIG Financial Products Corp	A-	2,405	(244)

		$9,618	$(978)

There are certain events, such as the Plan’s failure to qualify under Section 401(a) or 401(k) of the Code, which can limit the fund’s ability to transact at contract value. At this time, the occurrence of any such limiting event is not probable.

A contract issuer may terminate a contract at any time. Settlement upon termination will be at contract value unless the terms of the contract were not met or the Trustee’s authority over the Plan is limited or terminated.

4.	FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted the provisions of SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS No. 157 establishes a hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques. The levels of the hierarchy are described below:

Level 1	Consists of financial instruments whose value is based on quoted market prices for identical financial instruments in an active market.

Level 2	Consists of financial instruments that are valued using models or other valuation methodologies. These models use inputs that are observable either directly or indirectly and include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Pricing models whose inputs are observable for substantially the full term of the financial instrument;

•	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the financial instrument.

Level 3	Consists of financial instruments whose values are determined using pricing models that utilize significant inputs that are primarily unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The valuation methodologies used for assets measured at fair value are as follows:

Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Guaranteed investment contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The table below sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008.

Assets at Fair Value as of December 31, 2008 (in thousands)
	Level 1	Level 2	Level 3	Total
Mutual funds	1,289,807			1,289,807
Common stocks	185,812			185,812
Guaranteed investment contracts		520,569		520,569
Participant loans			87,930	87,930

Total assets at fair value	$1,475,619	$520,569	$87,930	$2,084,118

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

Level 3 Assets
Year Ended December 31, 2008
(in thousands)
Participant loans
Balance, beginning of year	$78,461
Realized gains/(losses)	—
Unrealized gains/(losses)	—
Purchases, sales, issuances and settlements (net)	9,469

Balance, end of year	$87,930

5.	PARTICIPANT LOANS AND HARDSHIP WITHDRAWALS

A participant may borrow from his/her Plan account subject to the approval of the Plan Administrator in accordance with applicable regulations issued by the Internal Revenue Service (“IRS”) and the Department of Labor. In general, a participant may borrow a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of the participant’s nonforfeitable accrued benefit on the valuation date (as defined by the Plan) last preceding the date on which the loan request is processed by the Plan Administrator. The maximum term of a loan made pursuant to the Plan is five years (loans with terms of greater than five years exist under the Plan as a result of rollovers from merged plans). Interest accrues at the prime rate plus 1% of the month the loan application is approved. Principal and interest are paid through payroll deductions or participant initiated payments. Interest rates ranged from 4.75% to 10.5% for the year ended December 31, 2008. Maturities on active outstanding loans ranged from 2004 to 2018 for the year ended December 31, 2008. Loan transactions are treated as a transfer from (to) the investment fund to (from) the participant loan fund.

Effective after a calendar quarter of non-repayment, a loan is considered to be in default. Defaulted loans are treated as distributions for tax purposes and become taxable income to the participant for the year in which the default occurs.

A participant may withdraw all or a portion of his/her benefits derived from salary reduction, rollovers or the vested portion of employer contributions, and earnings thereon, on account of hardship, as defined by the Plan and applicable IRS regulations. Under these rules, the participant must exhaust the possibilities of all other distributions, loans, etc. available under the Plan and meet certain other requirements. Upon receiving a hardship withdrawal, the participant’s elective contributions are suspended for six calendar months.

6.	ADMINISTRATION OF THE PLAN

The Company, as Plan Administrator, has the authority to control and manage the operation and administration of the Plan and may delegate all or a portion of the responsibilities of controlling and managing the operation and administration of the Plan to one or more persons.

7.	FEDERAL TAX CONSIDERATIONS

a.	Income Tax Status of the Plan—On May 8, 2009, the Plan received an updated determination letter in which the IRS stated that the Plan, as amended and restated December 12, 2007, is qualified and that the trust established under the Plan is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

b.	Impact on Plan Participants—Matching contributions and salary reduction contributions, as well as earnings on Plan assets, are generally not subject to federal income tax until distributed from a qualified plan that meets the requirements of Sections 401(a), 401(k) and 401(m) of the Code.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

SCHEDULE H - LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2008

FEIN #27-0000798

PLAN #001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
			($ in thousands)
	Mutual Funds (at fair value)
	Dodge and Cox Balanced Fund	2,465,038 units	126,358
	Fidelity Diversified International Fund	5,817,142 units	125,127
	Fidelity Freedom 2010 Fund	3,074,990 units	31,857
	Fidelity Freedom 2020 Fund	8.041,752 units	80,820
	Fidelity Freedom 2030 Fund	8,387,883 units	81,866
	Fidelity Freedom 2040 Fund	8,983,295 units	50,217
	Fidelity Freedom 2050 Fund	2,087,826 units	13,487
	Fidelity Freedom Income Fund	1,065,181 units	10,183
	Fidelity Growth Company	859,423 units	42,077
	Fidelity Ret Govt MM	49,273 units	49
	Fidelity Small Cap Stock Fund	6,410,987 units	62,828
	Fidelity US Bond Index Fund	4,882,466 units	52,682
	Pimco Total Return Institutional Fund	9,700,275 units	98,361
	Spartan International Index Fund	1,048,293 units	28,031
	Spartan US Equity Index Fund	3,556,537 units	113,454
	Templeton World Fund, Class A	3,383,278 units	36,303
	TRP Blue Chip Growth Fund	5,343,922 units	122,964
	Vanguard Small Cap Index Fund	1,307,010 units	26,663
	Vanguard Total Stock Market Index Fund	1,019,830 units	22,242
	Vanguard Windsor II Fund	2,263,933 units	76,792
	Wells Fargo Advantage Small Company Value Fund	5,527,645 units	39,964

			1,242,325

*	Comcast Corporation Stock Fund (at fair value)
	Class A Common Stock	9,046,777 shares	152,709
	Class A Special Common Stock	2,049,697 shares	33,103

			185,812

	Comcast Stable Value Fund (at contract value)
	Fidelity Short Term Investment Fund; 2.16%	46,784,896 units	46,785

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
			($ in thousands)
	Security-Backed Investment Contracts:
	CDC Financial Products; 4.00%	132,540,092 units	132,540
	JP Morgan Chase; 4.05%	132,553,288 units	132,553
	AIG Financial Products Corp; 4.05%	132,540,618 units	132,541
	State Street Bank and Trust Company Boston; 4.06%	132,553,276 units	132,553

			530,187

			576,972

	Participant Loan Fund (at cost, which approximates fair value) (interest rates from 4.75% to 10.5%; maturities from 2004 to 2018)		87,930

			$2,093,039

*	Represents a party-in-interest to the Plan.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-101295 of Comcast Corporation on Form S-8 of our report dated June 26, 2009, relating to the statements of net assets available for benefits as of December 31, 2008 and 2007, the related statement of changes in net assets available for benefits for the year ended December 31, 2008 and the related supplemental information of Schedule H - Line 4i - schedule of assets (held at end of year) as of December 31, 2008, which report appears in the December 31, 2008 Annual Report on Form 11-K of the Comcast Corporation Retirement-Investment Plan.

/s/ Mitchell & Titus, LLP

Philadelphia, PA

June 26, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMCAST CORPORATION RETIREMENT-INVESTMENT PLAN

	By:	Comcast Corporation
Plan Administrator
June 26, 2009
	By:	/s/ Lawrence J. Salva
Lawrence J. Salva
Senior Vice President, Chief Accounting Officer and Controller